One TSYS Way Paul Todd

Post Office Box 1755Senior Executive Vice President &

Columbus, GA  31902-1755Chief Financial Officer

+1.706.649.4261 tel

June 21, 2017

Ms. Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Total System Services, Inc. (“TSYS”)
Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 24, 2017
File No. 001-10254

Dear Ms. Collins:

This letter is written in response to your Letter of Comment dated June 8, 2017 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2016.  For your convenience, the Staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment.

Exhibit 13.1

Results of Operations

Operating Segments, page 20

1.

Please explain what the amounts labeled as “Total revenues” for each of your operating segments are intended to represent.  In this regard, these amounts do not appear to be a segment revenue measure and we are unable to locate the disclosure of these amounts elsewhere in your filing.

TSYS included the GAAP measure “Total revenues” for each of its operating segments in the Results of Operations discussion. Total revenues is not a revenue measure TSYS uses to manage its operating segments. The Chief Operating Decision Maker uses net revenue to evaluate the performance of each segment. The Company disclosed Total revenues for each segment as supplemental data. However, to avoid any confusion, TSYS will, in future filings, remove segment Total revenues from its disclosure.

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 20, 2017

Non-GAAP Financial Measures, page 28

2.

Your calculation of EBITDA adjusts for nonoperating expenses which are not appropriately deducted from EBITDA, as defined.  Please remove this adjustment from your calculation of EBITDA.  Alternatively, you may remove the EBITDA subtotal.

TSYS will, in future filings, remove the EBITDA subtotal.

Notes to Consolidated Financial Statements

Note 21 Segment Reporting, including Geographic Area Data and Major Customers, page 73

3.	Please remove Adjusted operating income, a non-GAAP measure, from your footnote disclosures. See Item 10(e)(1)(ii) of Regulation S-K.

In future filings, TSYS will remove the non-GAAP measure of Adjusted operating income from its footnote disclosures.

4.	Please reconcile Adjusted segment operating income to consolidated income before income taxes. See ASC 280-10-50-30.

The reconciliation of Adjusted segment operating income to consolidated income before income taxes is as follows:

	Years Ended December 31,
(in thousands)	2016	2015	2014
Adjusted operating income by segment:
North America Services	$468,251	429,064	351,512
International Services	56,774	60,087	55,123
Merchant Services	307,595	150,225	134,872
Netspend	160,371	137,837	128,285
Corporate Administration and Other	(135,996)	(109,036)	(107,175)
Adjusted operating income by segment	$856,995	668,177	562,617
Less:
Share-based compensation	43,728	41,549	30,790
TransFirst and Netspend M&A and integration expenses	28,176	-	3,217
Litigation, claims, judgments or settlements	21,719	-	-
Acquisition intangible amortization	189,990	92,521	96,970
Operating income	573,382	534,107	431,640
Nonoperating expenses, net	(112,168)	(37,219)	(38,711)
Income before income taxes and equity in income of equity investments	$461,214	496,888	392,929

TSYS will include the reconciliation in future filings.

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 20, 2017

5.

It would appear, based on your discussion of net revenue by segment in your Operating Segments discussion in the Results of Operations section that “Segment net revenue” is your measure of segment revenue and would therefore represent a GAAP measure. Please confirm and revise your disclosures accordingly. See Question 104.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Therefore, it appears that “Segment revenue before reimbursable items” and “Segment external net revenue” are non-GAAP measures.  If true, remove these non-GAAP measures from the footnotes or explain why revision is not required.  See Item 10(e)(1)(ii) of Regulation S-K.

“Segment net revenue” is the Company’s primary measure of segment revenue. TSYS will not refer to Segment net revenue as a non-GAAP measure in future filings.

“Segment revenue before reimbursable items” and “Segment external net revenue” are non-GAAP measures. In future filings, TSYS will remove these non-GAAP measures from the footnotes.

If you have any questions or wish to discuss any of our responses, please contact me at 706-649-4261.

Sincerely,

/s/ Paul M. Todd

Paul M. Todd

Senior Executive Vice President

& Chief Financial Officer

cc	Frank Knapp
Christine Dietz